Exhibit 16.1

[LETTERHEAD]

January 30, 2006

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Copart, Inc. and, under the date of October 14, 2005, we reported on the consolidated financial statements of Copart, Inc. as of and for the years ended July 31, 2005 and 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of July 31, 2005, and the effectiveness of internal control over financial reporting as of July 31, 2005. On January 30, 2006, our appointment as principal accountants was terminated. We have read Copart’s statements included under Item 4.01 of its Form 8-K dated January 30, 2006, and we agree with such statements, except that we are not in a position to agree or disagree with any of the statements made in paragraph (b) under Item 4.01.

Very truly yours,

/s/ KPMG LLP